

Mail Stop 3561

September 21, 2009

Via Facsimile and U.S. Mail

Joseph E. Royce
President, Chief Executive Officer, Chairman and Director
TBS International Limited
Commerce Building
Chancery Lane
Hamilton HM 12
Bermuda

> **Re:** **TBS International Limited**
> **Form S-3**
> **Filed September 10, 2009**
> **File No. 333-161893**

Dear Mr. Royce:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Legal Opinion, Exhibit 5.2

1. Please confirm that you will file unqualified legal opinions at the time of each takedown.

2. Please delete assumption letter (q) of counsel's opinion, as it is not appropriate to assume that no parties other than the company carry on business from premises in Bermuda.

3. Please delete the sentence that begins, "[t]his opinion is issued solely for the purposes of the filing of the Registration Statement." Attempts to limit your opinion in such a manner are not appropriate.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief – Legal

cc: Steven R. Finley *via facsimile* (212) 351-5226